Consent of Weifeng Li

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the report titled "Jinfeng Gold Mine, Guizhou Province China" dated October 10, 2007 (the "Technical Report") and the description of all mineral reserves of the Jinfeng open pit and of extracts from or a summary of the Technical Report and of certain mineral reserve estimates and other information pertaining to this project and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2010

Weifeng Li

Chief Mining Engineer

West Swan Pty Ltd
21 Reddington Way, Brentwood, WA, AUstralia